UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Evolution Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30049A107

(CUSIP Number)

John V. Lovoi

10,000 Memorial Drive, Suite 550

Houston, Texas 77024

(713) 579-2621

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049A107

1	NAMES OF REPORTING PERSONS:
John V. Lovoi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,007,478
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

5,007,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,007,478
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.5%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

 1 Based on 32,394,999 shares of common stock issued and outstanding as of January 31, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended December 31, 2013, filed with the SEC on February 7, 2014.

 CUSIP No. 30049A107

1	NAMES OF REPORTING PERSONS:
Belridge Energy Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,329,893
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

1,329,893
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,329,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

2 Based on 32,394,999 shares of common stock issued and outstanding as of January 31, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended December 31, 2013, filed with the SEC on February 7, 2014.

CUSIP No. 30049A107

1	NAMES OF REPORTING PERSONS:
Asklepios Energy Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

None
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		199,700
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		None

	10	SHARED DISPOSITIVE POWER:

199,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

199,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.6%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

3 Based on 32,394,999 shares of common stock issued and outstanding as of January 31, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended December 31, 2013, filed with the SEC on February 7, 2014.

CUSIP No. 30049A107

1	NAMES OF REPORTING PERSONS:
Navitas Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		975,041
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

975,041
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

975,041
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.0%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

4 Based on 32,394,999 shares of common stock issued and outstanding as of January 31, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended December 31, 2013, filed with the SEC on February 7, 2014.

CUSIP No. 30049A107

1	NAMES OF REPORTING PERSONS:
Luxiver, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,294,859
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

1,294,859
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,294,859
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.0%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

6 Based on 32,394,999 shares of common stock issued and outstanding as of January 31, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended December 31, 2013, filed with the SEC on February 7, 2014.

 CUSIP No. 30049A107

1	NAMES OF REPORTING PERSONS:
JVL Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		279,860
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

279,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

279,860
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.9%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

7 Based on 32,394,999 shares of common stock issued and outstanding as of January 31, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended December 31, 2013, filed with the SEC on February 7, 2014.

CUSIP No. 30049A107

1	NAMES OF REPORTING PERSONS:
Panakeia Energy Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		175,000
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

175,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.5%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

7 Based on 32,394,999 shares of common stock issued and outstanding as of January 31, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended December 31, 2013, filed with the SEC on February 7, 2014.

CUSIP No. 30049A107

1	NAMES OF REPORTING PERSONS:
Hephaestus Energy Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		700,972
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

700,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

700,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.2%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

7 Based on 32,394,999 shares of common stock issued and outstanding as of January 31, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended December 31, 2013, filed with the SEC on February 7, 2014.

CUSIP No. 30049A107

1	NAMES OF REPORTING PERSONS:
TJS Energy Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		40,000
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

40,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

7 Based on 32,394,999 shares of common stock issued and outstanding as of January 31, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended December 31, 2013, filed with the SEC on February 7, 2014.

CUSIP No. 30049A107

1	NAMES OF REPORTING PERSONS:
Urja, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,153
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

12,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,153
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.04%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

7 Based on 32,394,999 shares of common stock issued and outstanding as of January 31, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended December 31, 2013, filed with the SEC on February 7, 2014.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed with respect to the common stock, par value $0.001 per share (the "Evolution Common Stock"), of Evolution Petroleum Corporation, a Nevada corporation ("Evolution"), to amend the Schedule 13D filed on November 3, 2008 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed on July 14, 2009 ("Amendment No. 1",) Amendment No. 2 to the Original Schedule 13D filed on November 18, 2011 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed on October 30, 2012 (“Amendment No. 3,” and collectively with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Schedule 13D"), and is being filed on behalf of Mr. John V. Lovoi, Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund, LP, Luxiver, LP, JVL Partners, LP, Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, TJS Energy Fund, LP and Urja, LP (collectively, the "Reporting Persons" and each a "Reporting Person"). This Amendment No. 4 is being filed to add Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, TJS Energy Fund, LP and Urja, LP, to remove Navitas Fund (QP), LP and to update the beneficial ownership of the Reporting Persons hereto.

Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2.  Identity and Background.

The information in Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"), as amended:

(i)	John V. Lovoi, a citizen of the United States of America;

(ii)	Belridge Energy Advisors, LP, a Delaware limited partnership ("Belridge");

(iii)	Asklepios Energy Fund, LP, a Texas limited partnership ("Asklepios");

(iv)	Navitas Fund, LP, a Texas limited partnership ("Navitas");

(v)	Luxiver, LP, a Delaware limited partnership ("Luxiver");

(vi)	JVL Partners, LP, a Texas limited partnership (“JVL Partners”);

(vii)	Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”);

(vii)	Hephaestus Energy Fund, LP; a Delaware limited partnership (“Hephaestus”),

(ix)	TJS Energy Fund, LP; a Delaware limited partnership (“TJS”); and

(x)	Urja, LP; a Delaware limited partnership “Urja”).

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the general partners of certain of the Reporting Persons and the controlling persons of such general partners is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is as follows:

John V. Lovoi	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Belridge	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Asklepios	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Navitas	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Luxiver	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

JVL Partners	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Panakeia	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Hephaestus	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

TJS	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Urja	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

(c)	(i)	Mr. Lovoi is a managing member of each of JVL Advisors, L.L.C., Peninsula – JVL Capital Advisers, LLC and Lobo Baya, LLC, each of which is the controlling entity of various investment funds. His employment is conducted at 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

(ii)	Belridge's business activities consist primarily of private investment in oil and gas related opportunities.

(iii)	Asklepios' business activities consist primarily of private investment in oil and gas related opportunities.

(iv)	Navitas's business activities consist primarily of private investment in oil and gas related opportunities.

(v)	Luxiver's business activities consist primarily of private investment in oil and gas related opportunities.

(vi)	JVL Partners' business activities consist primarily of private investment in oil and gas related opportunities.

(vii)	Panakeia’s business activities consist primarily of private investment in oil and gas related opportunities.

(viii)	Hephaestus’ business activities consist primarily of private investment in oil and gas related opportunities.

(ix)	TJS’s business activities consist primarily of private investment in oil and gas related opportunities.

(x)	Urja’s business activities consist primarily of private investment in oil and gas related opportunities.

(d) – (e)	None of the Reporting Persons nor, to the best of any Reporting Person's knowledge, their respective controlling entities and/or persons listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The information in Item 3 of the Schedule 13D is hereby amended to add the following paragraphs:

In September 2012, Navitas sold 100,000 shares of Evolution Common Stock to Asklepios for approximately $808,000. These shares were acquired with partnership funds and working capital.

In December 2012, Belridge sold 500,000 shares of Evolution Common Stock to Hephaestus for approximately $4,035,000. These shares were acquired with partnership funds and working capital.

In December 2012, Navitas Fund (QP), LP sold 68,066 shares of Evolution Common Stock to Hephaestus for $551,334.60. These shares were acquired with partnership funds and working capital.

In February 2013, Navitas Fund (QP), LP sold 107,208 shares of Evolution Common Stock to Hephaestus for $865,168.56. These shares were acquired with partnership funds and working capital.

In March 2013, Navitas Fund, LP sold 10,000 shares of Evolution Common Stock to Panakeia for approximately $1,005,000. These shares were acquired with partnership funds and working capital.

Item 4.  Purpose of Transaction.

The information in Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

Each of Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund, LP, Luxiver, LP, JVL Partners, LP, Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, TJS Energy Fund, LP and Urja, LP holds its respective shares of Evolution Common Stock for investment purposes.

Each of the aforementioned limited partnerships intends to monitor and evaluate its investment in Evolution in light of pertinent factors, including market conditions, Evolution's performance and prospects, the trading price of the Evolution Common Stock, conditions in Evolution's industry and general economic conditions. Each of these limited partnerships may make additional purchases of Evolution Common Stock in the future through market transactions or otherwise, maintain its current investment or dispose of all or a portion of the Evolution Common Stock that it may hereafter acquire.

Except as set forth above, neither Mr. Lovoi nor any of the aforementioned limited partnerships has present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer:

The information in Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) – (b)	The percent of class provided for each Reporting Person below is made in accordance with Rule 13d-3(d) of the Act and is based on 32,394,999 shares of Evolution Common Stock outstanding, which is the total number of shares of Evolution Common Stock outstanding as of January 31, 2014, as reported in Evolution's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on February 7, 2014.

(i)	John V. Lovoi does not directly own any shares of Evolution Common Stock. As described on Schedule A hereto, Mr. Lovoi is a managing member of the ultimate controlling entity of each of Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund, LP, Luxiver, LP, JVL Partners, LP, Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, TJS Energy Fund, LP and Urja, LP and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to, 5,007,478 shares of Evolution Common Stock collectively held by these entities, representing approximately 15.5% of Evolution's issued and outstanding shares of Evolution Common Stock.

(ii)	Belridge Energy Advisors, LP is the sole owner of, and has the sole power to vote and dispose of, 1,329,893 shares of Evolution Common Stock (4.1%).

(iii)	Asklepios Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 199,700 shares of Evolution Common Stock (0.6%).

(iv)	Navitas Fund LP is the sole owner of, and has the sole power to vote and dispose of, 975,041 shares of Evolution Common Stock (3.0%).

(v)	Luxiver, LP is the sole owner of, and has the sole power to vote and dispose of, 1,294,859 shares of Evolution Common Stock (4.0%).

(vi)	JVL Partners, LP is the sole owner of, and has the sole power to vote and dispose of, 279,860 shares of Evolution Common Stock (0.9%).

(vii)	Panakeia Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 175,000 shares of Evolution Common Stock (0.5%).
(viii)	Hephaestus Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 700,972 shares of Evolution Common Stock (2.2%).
(ix)	TJS Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 40,000 shares of Evolution Common Stock (0.1%).
(x)	Urja, LP is the sole owner of, and has the sole power to vote and dispose of, 12,153 shares of Evolution Common Stock (0.04%).

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c)	Dispositions of shares of Evolution Common Stock were made pursuant to Rule 144 of the Securities Act of 1933, as amended, by Belridge Energy Advisors, LP in a series of transactions between March 7, 2014 and March 11, 2014 (as reported by Mr. Lovoi on Form 4 filed with the SEC on March 11, 2014, as amended on March 13, 2014).

(d)	Not applicable.

(e)	On March 7, 2014, Belridge Energy Advisors, LP ceased to be a beneficial owner of more than five percent of the shares of Evolution Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No modification is made to Item 6 of the Schedule 13D.

Item 7. Material to be filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among John V. Lovoi, Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund, LP, Luxiver, LP, JVL Partners, LP, Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, TJS Energy Fund, LP and Urja, LP, dated March 13, 2014.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2014

/s/ John V. Lovoi
John V. Lovoi

Belridge Energy Advisors, LP
By:	Peninsula - JVL Capital Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Asklepios Energy Fund, LP
By:	Asklepios Energy GP, LP
Its General Partner
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund, LP
By:	JVL Partners, LP
Its General Partner
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Luxiver, LP
By:	LB Luxiver GP, LP
Its General Partner
By:	LB Luxiver, LLC
Its General Partner
By:	Lobo Baya, LLC
Its Sole Member

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Partners, LP
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Panakeia Energy Fund, LP
By:	Panakeia Energy Fund GP, LP
Its General Partner
By:	PEF GP, LLC
Its General Partner
By:	JVL Advisors, L.L.C. Its Sole Member

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Hephaestus Energy Fund, LP
By:	Hephaestus Energy Fund GP, LP
Its General Partner
By:	HEF GP, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Manager
TJS Energy Fund, LP
By:	TJS Energy Fund GP, LP
Its General Partner
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member
Urja, LP
By:	Urja GP, LP
Its General Partner
By:	JVL Advisors, L.L.C.
Its Sole Member

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

SCHEDULE A

The general partner of Belridge Energy Advisors, LP is Peninsula – JVL Capital Advisors, LLC. The following individuals are managing members of Peninsula – JVL Capital Advisors, LLC: John V. Lovoi and Scott Bedford. Such individuals expressly disclaim any beneficial ownership in the Evolution Common Stock, except to the extent of their pecuniary interests therein. The business address for Mr. Lovoi is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024. The business address for Mr. Bedford is 1229 Burlingame Avenue, Suite 205, Burlingame, California 94010.

The general partner of Asklepios Energy Fund, LP is Asklepios Energy GP, LP. The general partner of Asklepios Energy GP, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Navitas Fund, LP is JVL Partners, LP. The general partner of JVL Partners, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Luxiver, LP is LB Luxiver GP, LP. The general partner of LB Luxiver GP, LP is LB Luxiver, LLC. The sole managing member of LB Luxiver, LLC is Lobo Baya, LLC. The following individuals are the managing members of Lobo Baya, LLC: John V. Lovoi, Paul B. Loyd, Jr., Michael Raleigh, Norbert Csaszar, Kelly Loyd and Derek Michaelis. Such individuals expressly disclaim any beneficial ownership in the Evolution Common Stock, except to the extent of their pecuniary interests therein. The business address of such individuals is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of JVL Partners, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Panakeia Energy Fund, LP is Panakeia Energy Fund GP, LP. The general partner of Panakeia Energy Fund GP, LP is PEF GP, LLC. The sole member of PEF GP, LLC is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Hephaestus Energy Fund, LP is Hephaestus Energy Fund GP, LP. The general partner of Hephaestus Energy Fund GP, LP is HEF GP, LLC. John V. Lovoi is a managing member of HEF GP, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of TJS Energy Fund, LP is TJS Energy Fund GP, LP. The general partner of TJS Energy Fund GP, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Urja, LP is Urja GP, LP. The sole member of Urja GP, LP is JVL Advisors, L.L.C. John V. Lovoi is the sole managing member of JVL Advisors, L.L.C. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among John V. Lovoi, Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund, LP, Luxiver, LP, JVL Partners, LP, Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, TJS Energy Fund, LP and Urja, LP, dated March 13, 2014.